SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                          ARCHER SYSTEMS LIMITED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  039507 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      PETER J. JEGOU, 75 LINCOLN HIGHWAY, ISELIN, NJ 08830, (732)603-0904
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


           SEPTEMBER 15, 1999 EFFECTIVE DATE OF FORM 10-SB OF ISSUER
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.039507 10 8                   13D                   Page 2 of 6 Pages



1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PETER J. JEGOU
     JEGOU FAMILY FOUNDATION
     ZAMORA FUNDING, INC.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


______________________________________________________________________________
4    SOURCE OF FUNDS*

     -0-

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7    SOLE VOTING POWER

          (1)JEGOU FAMILY FOUNDATION 2,000,000
          (2)ZAMORA FUNDING,INC.27,000,000
          (3)PETER J. JEGOU 51,000,000 (including 1 & 2)


  NUMBER OF

   SHARES      ______________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    SAME AS #7
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

CUSIP No.039507 10 8                   13D                   Page 3 of 6 Pages
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     SEE #7


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a)PETER J. JEGOU 9.8% (includes b & c)
     (b)JEGOU FAMILY FOUNDATION 0.38%
     (c)ZAMORA FUNDING, INC. 5.19%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN - PETER J. JEGOU
     CO - ZAMORA FUNDING, INC.
     CO - JEGOU FAMILY FOUNDATION


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.039507 10 8                   13D                   Page 4 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
         Archer Systems Limited, Inc. Common Shares
         Archer Systems Limited, Inc.
         75 Lincoln Highway
         Iselin, NJ 08830
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Peter J. Jegou

     (b)75 Lincoln Highway, Iselin, NJ 08830

     (c)President/Director of Zamora Funding, Inc.
        President of Jegou Family Foundation
     (d)No

     (e)No

     (f)USA


     (a)Zamora Funding, Inc.

     (b)75 Lincoln Highway, Iselin, NJ 08830

     (c)Private Investment Company

     (d)No

     (e)No

     (f)USA


     (a)Jegou Family Foundation

     (b)75 Lincoln Highway, Iselin, NJ 08830

     (c)Family Foundation

     (d)No

     (e)No

     (f)USA
___________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.
     Zamora Funding, Inc. - Capital Contribution
     Jegou Family Foundation - Gift in December 1998
     Peter J. Jegou - Gift in December 1998

CUSIP No.039507 10 8                   13D                   Page 5 of 6 Pages
________________________________________________________________________________
Item 4.  Purpose of Transaction.

        Purpose of holding the securities for all entities and persons set forth above is for investment and appreciation in value for subsequent sale. There are no plans or proposals which would result in (a) through (j)set forth in this item.

     (a)

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)Peter J. Jegou - 22,000,000 shares - 9.8%
        Jegou Family Foundation - 2,000,000 shares - 0.38%
        Zamora Funding, Inc. - 27,000,000 shares - 5.19%
        Beneficial Ownership totals 51,000,000 shares (total from above)

     (b)Peter J. Jegou - sole power 51,000,000 shares; shared power 0

     (c)                      Date of       Amount of               Nature of
                            Transaction     Securities     Price    Transaction
                            ----------------------------------------------------
Jegou Family Foundation     None            None           None     None

Zamora Funding, Inc.        08/11/99        13,000,000     None     Receipt of
                                                                    Capital
                                                                    Contribution
                                                                    to Zamora

Peter J. Jegou              08/11/99        13,000,000     None     Capital
                                                                    Contribution
                                                                    to Zamora

     (d)None

     (e)

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          None

________________________________________________________________________________

CUSIP No.039507 10 8                   13D                   Page 6 of 6 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 23, 2000
                                        ----------------------------------------
                                                         (Date)
                                        /s/Peter J. Jegou
                                        ----------------------------------------
                                                       (Signature)
                                        Peter J. Jegou
                                        ----------------------------------------
                                                       (Name/Title)


   JEGOU FAMILY FOUNDATION              August 23, 2000
                                        ----------------------------------------
                                                         (Date)
                                        /s/Peter J. Jegou
                                        ----------------------------------------
                                                       (Signature)
                                        Peter J. Jegou/President
                                        ----------------------------------------
                                                       (Name/Title)

   ZAMORA FUNDING, INC.                 August 23, 2000
                                        ----------------------------------------
                                                         (Date)
                                        /s/Peter J. Jegou
                                        ----------------------------------------
                                                       (Signature)
                                        Peter J. Jegou/President
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).